UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

DORMAN PRODUCTS, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	000-18914	23-2078856
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3400 East Walnut Street, Colmar, Pennsylvania	18915
(Address of principal executive offices)	(Zip Code)

Thomas J. Knoblauch (215) 712-5222

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Dorman Products, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

A copy of the Company’s Conflict Minerals Report for the reporting period January 1, 2013 to December 31, 2013 is filed as Exhibit 1.02 to this Form SD, and is publicly available at www.dormanproducts.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit Number	Description

1.02	Conflict Minerals Report of Dorman Products, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DORMAN PRODUCTS, INC.

By:	/s/ Matthew Kohnke	Date: May 30, 2014
Name:	Matthew Kohnke
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.02	Conflict Minerals Report of Dorman Products, Inc.